Exhibit 12.2

INTERSTATE POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Six Months Ended
	June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(dollars in millions)
EARNINGS:
Net income	$103.5	$85.1	$227.0	$225.8	$196.2	$191.8	$188.3
Income tax expense (benefit) (a)	5.4	(4.3)	(10.9)	(5.9)	(22.7)	(48.9)	(36.3)
Income before income taxes	108.9	80.8	216.1	219.9	173.5	142.9	152.0
Fixed charges as defined	61.2	55.9	113.0	103.7	97.2	91.0	82.3
Total earnings as defined	$170.1	$136.7	$329.1	$323.6	$270.7	$233.9	$234.3

FIXED CHARGES:
Interest expense	$60.2	$55.6	$112.4	$103.2	$96.8	$89.9	$81.3
Estimated interest component of rent expense	1.0	0.3	0.6	0.5	0.4	1.1	1.0
Total fixed charges as defined	$61.2	$55.9	$113.0	$103.7	$97.2	$91.0	$82.3

Ratio of Earnings to Fixed Charges	2.78	2.45	2.91	3.12	2.78	2.57	2.85

Preferred dividend requirements (pre-tax basis) (b)	$5.4	$4.8	$9.7	$9.9	$9.0	$7.6	$8.7

Fixed charges and preferred dividend requirements	$66.6	$60.7	$122.7	$113.6	$106.2	$98.6	$91.0

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	2.55	2.25	2.68	2.85	2.55	2.37	2.57

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate. Excludes the impact of charges related to Interstate Power and Light Company’s preferred stock redemption in 2013.